MATTHEW S. HEITER, SHAREHOLDER

Direct Dial: 901.577.8117

Direct Fax: 901.577.0737

E-Mail Address: mheiter@bakerdonelson.com

May 22, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela A. Long, Assistant Director

Re:	Macquarie Equipment Leasing Fund, LLC

Registration Statement on Form S-1 Amendment No. 3

Filed on May 22, 2009

File No. 333-154278

Ladies and Gentlemen:

On behalf of Macquarie Equipment Leasing Fund, LLC (the “Fund”), enclosed herewith is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as filed with the Securities and Exchange Commission on May 22, 2009 (the “Registration Statement”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated April 16, 2009 (the “Comment Letter”), and addressed to David Fahy, President of Macquarie Asset Management Inc., the manager of the Fund (the “Manager”). The Amendment also includes certain revisions requested by the Financial Industry Regulatory Authority and certain state securities administrators, in addition to certain updating and conforming changes made by the Fund. We will separately deliver copies of the amended Registration Statement, marked to show changes from the original filing, to members of the Staff specified in the Comment Letter.

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Cover Page

1.	Please revise the first bulleted risk factor to clarify that all or a substantial part of the distributions may be a “return of capital” rather than a “return on capital.” Please remove the implication that distributions would be treated as anything other than a return on capital only to the extent that you are returning uninvested proceeds of the offering. In this regard, we note your disclosure in the section entitled Taxation of Investors on page 79 that an investor will receive a “return of capital” to the extent that cash distributions exceed the investor’s share of your taxable income, which may be lowered by among other things, deductions for depreciation. Therefore, we understand that distributions may be a return of capital regardless of whether all of the proceeds of the offering have been invested.

RESPONSE: The first bulleted risk factor on the Cover Page has been revised to clarify that all or a substantial part of distributions may be a “return of capital” rather than a “return on capital.” Please see the Cover Page of the Prospectus.

2.

Please discuss the arrangements you have with the manager to purchase shares as an investor. Disclosure you have on the cover page and elsewhere in the document is presented as if you have already disclosed the fact that the manager will do so. Please clarify the material terms of the investment, including when and how much the manager will invest, what price per share the manager will pay and any conditions to the investment. If the manager and the company have any agreement with regard to the investment, please file it as an exhibit to the registration statement. Please also clarify whether you intend that the manager purchase shares covered by this registration statement. We may have additional comments upon review of your response.

RESPONSE: The Prospectus has been revised to discuss the arrangements that the Company has with the Manager to purchase shares as an investor. Revisions have been made to the Cover Page to remove the detailed terms of the Manager’s investment from the Cover Page to the interior of the Prospectus. Please see the Cover Page and Pages 5, 20, 56, 57 and 103 of the Prospectus. The only condition to the Manager’s investment is that its investment cannot exceed 20% of the total amount raised in the offering. The Manager and the Company have not entered into any agreement with regard to the proposed investment. Further, the Prospectus has been revised to indicate that the Manager or its affiliates would purchase shares in the offering and covered by the Registration Statement.

At the time the Company filed the initial registration statement on October 15, 2008, the Manager and its affiliates did not intend to invest in the offering. However, the state regulators reviewing the offering commented that the initial capitalization of the Company was too small and requested the Manager consider raising it significantly. In order to resolve the states’ comment, the Manager sought preliminary authorization from the Macquarie Group to make an investment directly into the Company of up to $1.5 million. The Manager obtained the preliminary authorization to make the investment, but the terms of the investment have not been determined, nor has any definitive, enforceable agreement been entered into between the Macquarie Group and the Company regarding it. Neither the actual amount, nor the entity within the Macquarie Group that will make the investment have been agreed to or identified. The final terms of any such investment will not be determined or agreed to until after the Registration Statement is effective. The condition that the investment cannot exceed 20% of the total amount offered is a requirement of the Australian Prudential Regulation Authority (“APRA”), the primary regulator for the Macquarie Group. APRA regulations prohibit a regulated entity from owning more than 20% of a fund. Thus, the only condition specified and disclosed in the Prospectus is a requirement of the Macquarie Group’s primary regulator and is not a term agreed to or negotiated by the Macquarie Group and the Company. Accordingly, at the time that any investment decision is or was made, the Manager and its affiliates had and will have access to the Prospectus. For these reasons, we respectfully submit that the investment by the Manager or its affiliates is not a private offering conducted outside the Registration Statement.

Risk Factors, page 18

There may be conflicts of interest between us and our manager and its affiliates, page 26

3.	Since your manager anticipates being your single largest investor (see prospectus outside front cover page), please address the risks resulting from your manager’s equity ownership under a separate subheading.

RESPONSE: The Prospectus has been revised to address the risks resulting from the Manager’s investment under a separate subheading. Please see page 20 of the Prospectus.

The Macquarie Group of Companies, page 63

4.	We note that the equipment leasing division has engaged in various leasing activities and that neither the division nor your manager have previously managed an equipment leasing fund. Please clarify supplementally whether your manager, your dealer manager or any affiliates within or without the leasing division have sponsored any equipment leasing program, meaning any prior investments in which they have raised funds from passive investors in order to invest in leasing activities. We note that portions of the LLC Operating Agreement, including Section 4.2(m), contemplate this scenario. We may have additional comments upon review of your response.

RESPONSE: On behalf of the Company, we advise the staff supplementally that neither the Manager nor any of its affiliates, both within or without the leasing division, have sponsored any equipment leasing program. As disclosed elsewhere in the Prospectus, the Manager intends to sponsor and manage other equipment leasing programs in the future. The Statement of Policy regarding Equipment Programs adopted by the North American Securities Administrators Association, Inc. (the “NASAA Guidelines”) prohibit one program from entering into a joint venture with another program unless certain conditions set forth in the NASAA Guidelines are satisfied. Section 4.2(m) of the LLC Operating Agreement is intended to address investments by the Company in joint ventures with any future program that may be sponsored by the Manager and to conform with the NASAA Guidelines.

Income, Losses, Distributions and Distributions Policy page 72

5.	We note your revised disclosure and response to comment 2 of our February 11, 2009 letter. It appears that your “Investor Return” disclosure is intended to explain the amount of distributions to be made to the manager and the members, and how that amount and percentage change once the investor return is achieved, all as contemplated by the NASAA guidelines. Your example of potential distributions based on an assumed cashflow profile resulting in an internal rate of return of 8% per annum, continues to be ambiguous and does not seem to improve the investors’ understanding of the nature and the amount of future distributions. Please revise your disclosure to enhance the investors’ understanding of what an investor return is (as defined in the operating agreement) and its intended purpose, as well as remove any ambiguities.

RESPONSE: The Prospectus has been revised to more clearly explain that the amount of distributions that may be made to the Manager or the members is determined based on whether or not investor return has been achieved. In addition, the Prospectus has been revised to remove the table from this section, which we believe should remove any ambiguity surrounding investor return. Please see page 71 of the Prospectus.

Federal Income Tax Consequences, page 75 Opinion of Counsel, page 75

6.	We note your revised disclosure in response to comment 3 of our prior letter. While you disclose that it would not be possible to determine whether the economic effect of the allocations would be substantial, you further disclose that because these allocations do not vary from year to year or investor to investor, they probably “do not present any material substantiality issues.” It is unclear what it is intended by the term “material substantiality issues.” In light of your current disclosure, please expand your discussion to explain what the substantiality test is for purposes of determining the substantial economic effects of the allocations of income and loss to the members. As presented, the degree of uncertainty and the potential risks to the investors are difficult to ascertain.

RESPONSE: The Prospectus has been revised to remove the phrase “material substantiality issues” and to explain the substantiality test for determining whether the allocations have substantial economic effect. Please see pages 74 and 76 of the Prospectus.

Redemption of Shares, page 105

7.	We note your revised disclosure related to the redemption price. Since the price per share will not be less than $9 (the DRP price per share), even in the event that a participating selling dealer reduces its selling commission as a volume discount (see page 107), please revise your disclosure to indicate the actual range of redemption prices that the company may pay for the shares.

RESPONSE: The Prospectus has been revised to provide disclosure relating to the redemption price, indicating that such price will be not less than $9 per share for shares purchased under the DRP. Please see page 102 of the Prospectus.

Please do not hesitate to contact the undersigned at (901) 577-8117 or, in his absence, Irene Graves at (205) 250-8314, if you have any questions or comments relating to the Fund’s response to the Comment Letter.

Very truly yours,

/s/ Matthew S. Heiter
Matthew S. Heiter Baker, Donelson, Bearman, Caldwell & Berkowitz, PC